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09058136

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-48469 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First China Capital, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

740 Swarthmore Avenue
(No and Street)

Pacific Palisades (City) California (State) 90272 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hui Wang (310) 459-8064
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 4 2009
Washington, DC
100

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/25

# OATH OR AFFIRMATION

I, Hui Wang, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First China Capital, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of California
County of Los Angeles
Subscribed and sworn to (or affirmed) to before me this 29th day of Jan, 2009 by Hui Wang proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

[signature]
Notary Public

[signature]
Signature

President
Title

SANDRA SALKOW
Commission # 1728321
Notary Public - California
Los Angeles County
My Comm. Expires Mar 28, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss)
- ☒ (d) Statement of Changes in Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
First China Capital, Inc.:

We have audited the accompanying statement of financial condition of First China Capital, Inc. (the Company) as of December 31, 2008, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First China Capital, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 9, 2009

**First China Capital, Inc.**
**Statement of Financial Condition**
**December 31, 2008**

**Assets**

| | |
|---|---|
| Cash and cash equivalents | $ 320,123 |
| Furniture, equipment, and vehicles, net | 16,483 |
| Receivable from officer | 183,830 |
| Prepaid income taxes | 14,228 |
| **Total assets** | $ 534,664 |

**Liabilities & Stockholders' Equity**

| | |
|---|---|
| **Liabilities** | |
| Accounts payable | 237,163 |
| Salaries taxes payable | 224 |
| **Total liabilities** | 237,387 |
| **Stockholders' equity** | |
| Common stock, no par value, 50,000,000 shares authorized, 780,000 issued and outstanding | 330,435 |
| Accumulated deficit | (33,158) |
| **Total stockholders' equity** | 297,277 |
| **Total liabilities & stockholders' equity** | $ 534,664 |

*The accompanying notes are an integral part of these financial statements.*

**First China Capital, Inc.**
**Statement of Income**
**For the Year Ended December 31, 2008**

| | |
|---|---|
| **Revenues** | |
| Commissions and fees | $ 1,280,750 |
| Interest and dividends | 11,015 |
| Net investment gains (losses) | (10,100) |
| Other income | 25 |
| **Total revenues** | 1,281,690 |
| **Expenses** | |
| Employee compensation and benefits | 863,713 |
| Professional fees | 259,022 |
| Communications | 5,579 |
| Taxes, other than income taxes | 4,128 |
| Other operating expenses | 120,618 |
| **Total expenses** | 1,253,060 |
| **Net income (loss) before income tax provision** | 28,630 |
| **Income tax provision** | 800 |
| **Net income (loss)** | $ 27,830 |

*The accompanying notes are an integral part of these financial statements.*

**First China Capital, Inc.**
**Statement of Changes in Stockholders' Equity**
**For the Year Ended December 31, 2008**

| | Common Stock | Accumulated Deficit | Total |
|---|---|---|---|
| Balance at December 31, 2007 | $ 330,435 | $ (60,988) | $ 269,447 |
| Net income (loss) | – | 27,830 | 27,830 |
| Balance at December 31, 2008 | $ 330,435 | $ (33,158) | $ 297,277 |

*The accompanying notes are an integral part of these financial statements.*

**First China Capital, Inc.**
**Statement of Cash Flows**
**For the Year Ended December 31, 2008**

| | | |
|---|---|---|
| **Cash flow from operating activities:** | | |
| Net income (loss) | | $ 27,830 |
| Adjustments to reconcile net (loss) to net cash provided by (used in) operating activities: | | |
| Depreciation | $ 3,167 | |
| (Increase) decrease in: | | |
| Marketable Securities, at market | 14,847 | |
| Prepaid income taxes | (14,228) | |
| (Decrease) increase in | | |
| Account payable and accrued expenses | 214,310 | |
| Salaries payable | (83,146) | |
| Payroll tax payable | (14,512) | |
| Total adjustments | | 120,438 |
| **Net cash and cash equivalents provided by (used in) operating activities** | | 148,268 |
| **Cash flows from investing activities:** | | - |
| **Cash flows from financing activities:** | | |
| Receivable from officer | (100,130) | |
| **Net cash and cash equivalents provided by (used in) financing activities** | | (100,130) |
| **Net increase (decrease) in cash and cash equivalents** | | 48,138 |
| **Cash and cash equivalents at beginning of year** | | 271,985 |
| **Cash and cash equivalents at end of year** | | $ 320,123 |

**Supplemental disclosure of cash flow information**

Cash paid during the period ended December 31, 2008

| | |
|---|---|
| Income taxes | $ 800 |
| Interest | $ - |

*The accompanying notes are an integral part of these financial statements.*

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*General*

First China Capital, Inc. (the "Company") was incorporated in the State of California on February 16, 1995. The Company is a registered broker/dealer in securities under the Securities and Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company provides high quality medium sized Chinese growth companies access to the U.S. capital markets. The Company also arranges joint ventures between Chinese firms and U.S. firms in China. For year ended December 31, 2008, three (3) clients account for the total revenue of the Company.

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company includes money market accounts and CDs as cash equivalents.

Furniture, equipment and vehicles are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture, equipment and vehicles are depreciated over their estimated useful lives ranging from five (5) to seven years (7) years by the straight-line method.

Commission income is recognized when earned.

The Company accounts for its income taxes using the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 109, "Accounting for income taxes", which requires the establishment of a deferred tax asset or liability for the recognition of the future deductible or taxable amounts and operating loss and tax credit carry forwards. Deferred tax expenses or benefits are recognized as a result of the changes in the assets and liabilities during the year.

## Note 2: RECEIVABLE FROM OFFICER

Receivable from officer represents an unsecured, non-interest bearing and due on demand loan. At December 31, 2008, the amount due is $183,830.

## Note 3: FURNITURE, EQUIPMENT AND VEHICLES, NET

The furniture, equipment and vehicles are recorded at cost.

| | | Depreciable Life Years |
|---|---|---|
| Vehicles | $ 39,585 | 5 |
| Furniture & equipment | 3,111 | 5-7 |
| | 42,696 | |
| Less: accumulated depreciation | (26,213) | |
| Furniture, equipment and vehicles, net | $ 16,483 | |

Depreciation expense for the year ended December 31, 2008, was $3,167.

## Note 4: RELATED PARTY TRANSACTIONS

The Company occupies office space in the home of its major shareholder on a rent-free basis. If the company were charged a market rate of rent for the space it occupies, the difference would not be material to the financial statements.

## Note 5: 401(k) PROFIT SHARING AND DEFINED BENEFIT PENSION PLANS

For the year ended December 31, 2008, the Company introduced two additional retirement plans. The Company adopted a qualified 401(k) Profit Sharing Plan (the "Plan"). The 401(k) plan became effective on January 1, 2008. All employees, 21 years of age or older, are eligible to participate in the Plan, provided they have been completed six (6) months of service. The profit sharing plan became effective on February 1, 2008. All employees, 21 years of age or older, are eligible to participate in the Plan, provided they have been completed one (1) year of service.

The Company profit sharing contributions are discretionary and are determined each year by the Company. The participants must be employed on the last day of the plan year and have worked at least 1,000 hours during the year to receive a pre-tax contribution. The Company may make a pre-tax matching contribution each year. The Company recorded matching contributions of $27,600 for the year ended December 31, 2008.

**Note 5: <u>401(k) PROFIT SHARING AND DEFINED BENEFIT PENSION PLANS</u> (Continued)**

Effective January 1, 2008, the Company initiated a defined benefit pension plan which allows the company to make contributions for its employees. All employees, 21 years of age or older, are eligible to participate in this plan, provided they have been employed for more than one (1) year of service and have worked at least 1,000 hours. The Company's profit sharing contributions are discretionary and are determined each year by the Company. The Company recorded contributions of $255,578 for the year ended December 31, 2008.

The Company also maintains the previously established Simplified Employee Pension ("SEP") plan covering all of its eligible employees. The SEP plan is discretionary and continuance of the plan is at the sole discretion of the Company. Under the terms of the plan, the firm made specified contributions of up to 25% of net compensation not to exceed the Federal limit of $46,000 per employee. These contributions are made on behalf of eligible employees as part of the overall compensation program of the Company. The funds are invested in tax-deferred retirement funds as chosen by each eligible employee. The Company recorded no contributions for the year ended December 31, 2008.

**Note 6: <u>INCOME TAXES</u>**

The income tax provision for the year ended December 31, 2008, consists of the California Franchise Tax Board minimum tax of $800.

The Company has available at December 31, 2008, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $5,302 that expires as follows:

| Expiration during year ended December 31, | Amount of used loss carry forwards |
|---|---|
| 2021 | $ 29,672 |
| 2025 | 5,676 |
| | $ 35,348 |

## Note 7: COMMITMENTS AND CONTINGENCIES

*Contingencies*

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. Effective October 3, 2008, the FDIC insurance limit was increased to $250,000. This new limit is applicable through December 31, 2009.

At times during the year ended December 31, 2008, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in these accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

As noted in Note 1, the Company has only three (3) clients that amounts for all of the Company's revenue. In the last quarter of 2008, the Company lost one (1) client and believe that it may lose another by the end of first quarter of 2009.

## Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS

For the year ending December 31, 2008, various accounting pronouncements or interpretations by the Financial Accounting Standards Board were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following Financial Interpretation ("FIN") and Statements of Financial Accounting Standards ("SFAS") for the year to determine relevance to the Company's operations:

| Statement Number | Title | Effective Date |
|---|---|---|
| FIN 48 | Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109 | After 12/15/06 |
| SFAS 141(R) | Business Combinations | After 12/15/08 |
| SFAS 157 | Fair Value Measurements | After 12/15/07 |
| SFAS 160 | Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51 | After 12/15/07 |
| SFAS 161 | Disclosures about Derivative Instruments and Hedging Activities – an Amendment of FASB Statement No. 133 | After 12/15/08 |

**Note 8: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)**

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

**Note 9: NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2008, the Company had net capital of $81,736, which was $65,910 in excess of its required net capital of $15,826; and the Company's ratio of aggregate indebtedness ($237,387) to net capital was 2.90 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

**First China Capital, Inc.**
**Schedule I - Computation of Net Capital Requirements**
**Pursuant to Rule 15c3-1**
**As of December 31, 2008**

| | | |
|---|---|---|
| **Computation of net capital** | | |
| **Stockholders' equity** | | |
| Common stock | $ 330,435 | |
| Accumulated deficit | (33,158) | |
| **Total stockholders' equity** | | $ 297,277 |
| Less: Non allowable assets | | |
| Furniture, equipment and vehicles, net | (16,483) | |
| Receivable from officer | (183,830) | |
| Prepaid expense | (14,228) | |
| Total adjustments | | (214,541) |
| **Net capital before haircuts** | | 82,736 |
| Less: Haircuts | | |
| Haircuts | (1,000) | |
| Total adjustments | | (1,000) |
| **Net capital** | | 81,736 |
| **Computation of net capital requirements** | | |
| Minimum net capital requirements | | |
| 6 2/3 percent of net aggregate indebtedness | $ 15,826 | |
| Minimum dollar net capital required | $ 5,000 | |
| Net capital required (greater of above) | | 15,826 |
| **Excess net capital** | | $ 65,910 |
| Percentage of aggregate indebtedness to net capital | 2.90 :1 | |

There was $3 difference in the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2008, due to rounding

*See independent auditor's report.*

**First China Capital, Inc.**
**Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3**
**As of December 31, 2008**

A computation of reserve requirement is not applicable to First China Capital, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

*See independent auditor's report.*

**First China Capital, Inc.**
**Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3**
**As of December 31, 2008**

Information relating to possession or control requirements is not applicable to First China Capital, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(i).

**First China Capital, Inc.**

**Supplementary Accountant's Report**

**on Internal Accounting Control**

**Report Pursuant to 17a-5**

**For the Year Ended December 31, 2008**

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
First China Capital, Inc.:

In planning and performing our audit of the financial statements of First China Capital, Inc.(the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



*We Focus & Care*[SM]

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 9, 2009

**First China Capital, Inc.**

**Report Pursuant to Rule 17a-5 (d)**

**Financial Statements**

**For the Year Ended December 31, 2008**